EXHIBIT E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Peru corresponding to the headings below that are contained in Exhibit 99.D to Peru’s Annual Report on Form 18-K, for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on July 15, 2015, as such Annual Report may be further amended from time to time. To the extent the information in this section differs from the information contained in such Annual Report, as amended to the date of this prospectus supplement, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Recent Developments

The Republic of Peru is in receipt of a document titled “Claimants’ Notice of Intent to Commence Arbitration Under the United States – Peru Trade Promotion Agreement” dated February 1, 2016, in the name of Gramercy Funds Management LLC, Gramercy Peru Holdings LLC, Gramercy Investment Advisors LLC and Gramercy Advisors, LLC, setting forth potential claims under the United States – Peru Trade Promotion Agreement related to the Agrarian Reform Bonds. No arbitration proceeding related to this Notice has been commenced against Peru in respect of the Agrarian Reform Bonds as of the date of this prospectus supplement.

Preliminary Results for 2015

Set forth below is preliminary economic results for the year ended December 31, 2015. Unless otherwise stated, historical soles amounts were converted into U.S. dollars at historical annual average exchange rates. This preliminary information is based on recent reports published by the Central Bank that are subject to review and adjustment in all respects:

•	GDP grew by 3.26% in real terms compared to 2014.

•	The current account registered a deficit of U.S.$ 8.43 billion, or 4.40% of GDP, primarily due to a deficit in the trade balance of U.S.$ 3.21 billion and negative investment income of U.S.$ 6.82 billion, during 2015.

•	The value of exports decreased by 13.60%, primarily due to a lower number of shipments of mining, oil and natural gas products, as well as the contraction in traditional exports to the United States and Japan and non-traditional exports to Brazil.

•	The value of imports decreased by 8.73% in the year ended December 31, 2015, compared to the same period in 2014, principally as a result of imports of capital goods, transportation equipment, inputs and fuel.

•	The capital account balance increased by 49.67%, to a surplus of U.S.$ 10.22 billion.

•	Net international reserves decreased from approximately U.S.$ 62.31 billion as of December 31, 2014, to approximately U.S.$ 61.49 billion as of December 31, 2015.

•	The non-financial public sector deficit was U.S.$ 3.67 billion, or 2.1% of GDP.

•	Total government revenues were U.S.$ 38.4 billion, or 20.0% of GDP, compared to U.S.$ 45.0 billion, or 22.2% of GDP, in 2014.

•	The non-financial government expenditures were U.S.$ 40.5 billion, or 21.3% of GDP, compared to U.S.$ 43.4 billion, or 21.5% of GDP, in 2014.

•	The public sector external debt totaled U.S.$ 23.6 billion, or 12.3% of GDP, compared to U.S.$ 19.8 billion, or 9.7% of GDP, as of December 31, 2014. 1.04% of public external debt was denominated in soles.

•	The interest payments on public sector external debt were U.S.$ 952.5 million, or 0.5% of GDP.

•	The rate of inflation was 4.40%.

The Economy

Gross Domestic Product and the Structure of the Economy

During the nine months ended September 30, 2015, Peru’s economy grew 2.7% in real terms as a result of higher domestic demand which increased 2.8% compared to the nine months ended September 30, 2014, due to an increase of 3.8% in public and private consumption in the nine months ended September 30, 2015 compared to the same period of 2014.

In the nine months ended September 30, 2015, private consumption experienced an annualized growth of 3.4% in real terms and gross private investment decreased by 5.5%, as compared to the same period in 2014. Public sector investment decreased 13.8% in the nine months ended September 30, 2015 due mainly to the decrease of 29.2% and 36.2% in investments by regional governments and municipal governments, respectively, in the nine months ended September 30, 2015 compared to the same period in 2014. Such decrease was partially offset by the investments of the national government in the nine months ended September 30, 2015, which grew 10.9% compared to the same period in 2014, primarily due to an increase in expenditures in construction, recovery and improvement of roads in connection with projects of the Ministry of Transport and Communications. Private investment decreased 5.5% in the nine months ended September 30, 2015 as compared to the same period in 2014, primarily due to a decrease in the exchange terms of exports relative to imports and a slower than expected progress in investment projects particularly in the mining sector. Total gross investment during the nine months ended September 30, 2015 remain the same as in the nine months ended September 30, 2014.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Government consumption	17,682.7	17,375.6
Private consumption	96,698.3	92,434.6
Gross investment:
Public sector	7,041.2	5,608.5
Private sector	30,779.5	27,719.1
Change in inventories	1,029.5	3,406.5

Total gross investment	38,850.1	36,734.1
Exports of goods and services	34,072.3	29,522.8
Imports of goods and services	36,662.9	33,677.2

Net (exports)	(2,590.6)	(4,154.4)
GDP	150,640.4	142,389.9

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of soles, at constant 2007 prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Government consumption	39,578.5	42,067.3
Private consumption	216,440.8	223,726.3
Gross investment:
Public sector	15,730.5	13,565.3
Private sector	76,087.1	71,897.3
Change in inventories	2,414.1	8,774.3

Total gross investment	94,231.7	94,236.9
Exports of goods and services	85,854.6	86,477.4
Imports of goods and services	91,531.5	92,702.2

Net (exports)	(5,676.8)	(6,224.8)
GDP	344,574.2	353,805.7

(1)	Preliminary data.

Source: Central Bank.

In the nine months ended September 30, 2015 and compared to the nine months ended September 30, 2014, public savings reached 5.4% and 7.6% of GDP, respectively, due to a decrease in current revenues, while private savings was 15.7% of GDP for the nine months ended September 30, 2015 compared to 13.7% for the comparable period of 2014.

In the nine months ended September 30, 2015, domestic savings increased to 21.1% of GDP from 21.3% of GDP in the nine months ended September 30, 2014, due to an increase in private savings.

External savings, as a percentage of GDP, increased to 4.6% of GDP in the nine months ended September 30, 2015 from 4.5% of GDP in the nine months ended September 30, 2014.

Domestic investment as a percentage of GDP decreased to 25.7% in the nine months ended September 30, 2015 from 25.8% in the nine months ended September 30, 2014, primarily due to a decrease in private and public investments compensated by change in inventories.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Government consumption	11.7%	12.2%
Private consumption	64.2%	64.9%
Gross investment:
Public sector	4.7%	3.9%
Private sector	20.4%	19.5%
Change in inventories	0.7%	2.4%

Total gross investment	25.8%	25.8%
Exports of goods and services	22.6%	20.7%
Imports of goods and services	24.3%	23.7%

Net (exports)	(1.7)%	(2.9)%
GDP	100%	100%

(1)	Weekly Note (Nota Semanal) No. 31-2015.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 2007 prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Government consumption	8.6%	6.3%
Private consumption	4.3%	3.4%
Gross investment:
Public sector	(0.5)%	(13.8)%
Private sector	(1.8)%	(5.5)%
Change in inventories	(54.7)%	263.5%

Total gross investment	(4.5)%	0%
Exports of goods and services	(0.4)%	0.7%
Imports of goods and services	(2.3)%	1.3%

Net (exports)	1.8%	(0.6)%
GDP	2.8%	2.7%

(1)	Weekly Note (Nota Semanal) No. 31-2015.

Source: Central Bank.

Investment and Savings

(as a percentage of current GDP)

	For the nine months ended September 30,
	2014(1)	2015(1)
Domestic savings:
Public savings	7.6%	5.4%
Private savings	13.7%	15.7%

Total domestic savings	21.3%	21.1%
External savings	4.5%	4.6%

Total savings	25.8%	25.7%
Domestic investment	25.8%	25.7%

(1)	Weekly Note (Nota Semanal) No. 31-2015.

Source:	Central Bank.

For the nine months ended September 30, 2015, per capita GDP decreased 5.7%, compared to same period in 2014 to U.S.$ 6,147.9 from U.S.$ 6,517.4.

Foreign Exchange Rates

On February 19, 2016, the sol/dollar exchange rate reported by the Central Bank was S/. 3.5150 = U.S. $1.00. This exchange rate represents a 2.97% depreciation of the sol relative to the U.S. dollar compared to the exchange rate on December 31, 2015, which was S/. 3.4135 = U.S. $1.00.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and fuel.

Gross Domestic Product by Sector

(in millions of soles, at constant 2007 prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	19,230.6	19,666.49
Fishing	1,416.8	1,545.09
Mining and hydrocarbons(3)	40,311.9	42,957.26

Total primary production	60,959.3	64,168.8
Secondary production:
Manufacturing	49,559.6	48,302.2
Construction	22,305.2	20,582.8
Electricity, water and gas	6,105.9	6,441.8

Total secondary production	77,970.8	75,326.8
Services:
Wholesale and retail trade	38,647.2	40,140.5
Other services(4)	166,996.9	174,169.7
Total services	205,644.1	214,310.2
Total GDP	344,574	353,806

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	5.6%	5.6%
Fishing	0.4%	0.4%
Mining and hydrocarbons(3)	11.7%	12.1%

Total primary production	17.7%	18.1%
Secondary production:
Manufacturing	14.4%	13.7%
Construction	6.5%	5.8%
Electricity, water and gas	1.8%	1.8%

Total secondary production	22.6%	21.3%
Services:
Wholesale and retail trade	11.2%	11.3%
Other services(4)	48.5%	49.2%
Total services	59.7%	60.6%
Total GDP	100%	100%

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	1.3%	2.3%
Fishing	(9.5)%	9.1%
Mining and hydrocarbons(3)	(0.9)%	6.6%

Total primary production	(0.5)%	5.3%
Secondary production:
Manufacturing	(1.3)%	(2.5)%
Construction	1.5%	(7.7)%
Electricity, water and gas	5.0%	5.5%

Total secondary production	0.0%	(3.4)%
Services:
Wholesale and retail trade	4.5%	3.9%
Other services(4)	5.1%	4.3%
Total services	5.0%	4.2%
Total GDP	2.8%	2.7%

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During the nine months ended September 30, 2015, GDP grew 2.7% compared to the same period in 2014. This increase was primarily driven by growth in the commerce, mining and fuel, fishing, financial services, business services, communications, and utility services (including electricity, water and gas).

Primary Production

During the nine months ended September 30, 2015, primary production increased by 5.3%, due to increased production in fishing, mining and fuel and agriculture and livestock. In terms of contribution to GDP, agriculture and livestock accounted for 5.6% in the nine months ended September 30, 2015. In total, the primary sector contributed 18.1% to GDP in the nine months ended September 30, 2015.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector contributed 5.6% to GDP in the nine months ended September 30, 2015 and 2014.

During the nine months ended September 30, 2015, the agriculture and livestock sector grew 2.3% compared to the first nine months ended September 30, 2014: (i) the livestock sector increased 5.6% due to higher production of poultry, eggs, milk, pigs and cattle, and (ii) the agriculture sector increased 0.3% due to higher production of paddy rice, coffee, yellow corn, potatoes, quinoa and grapes.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.4% to GDP in the nine months ended September 30, 2015 and 2014. Traditional fish products, however, are Peru’s third largest single export after mining, and petroleum and natural gas, accounting for 6.1% and 4.2% of exports in the nine months ended September 30, 2015 and 2014, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the nine months ended September 30, 2015, the fishing sector increased by 9.1% compared to the same period in 2014, mainly due to an increase in fishing of maritime species for indirect human consumption and a small increase in direct human consumption. The extraction of anchovies (anchovetas) reached 2.8 million tons and compared to the same period of 2014 had a variation of 24.14%.

Mining and Hydrocarbons

The mining and hydrocarbons sector grew in the nine months ended September 30, 2015 by 6.6% compared to the same period in 2014 due to an increase in mining production offset by decreased hydrocarbons extraction and price declines.

Mining. Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. Although mining constitutes a small part of the country’s GDP, contributing on 12.1% to GDP in the nine months ended September 30, 2015, mineral products are Peru’s main export and they accounted for 55.1% and 51.9% of total exports by value in the nine months ended September 30, 2015 and 2014, respectively. Gold and copper accounted for 19.4% (U.S.$ 4.8 billion) and 23.1% (U.S.$ 5.7 billion) of total exports by value, respectively, during the nine months ended September 30, 2015 and 16.9% (U.S.$ 5.02 billion) and 22.5% (U.S.$ 6.6 billion) of total exports by value, respectively, during the same period in 2014. In addition, copper accounted for 41.9% of total mining exports in the nine months ended September 30, 2015 and 43.3% in the nine months ended September 30, 2014.

Hydrocarbons. In the nine months ended September 30, 2015, the hydrocarbon sector decreased 12.3% as compared to the same period in 2014, mainly due to lower levels of production of crude oil and liquid natural gas and price declines.

Secondary Production

Manufacturing

In the nine months ended September 30, 2015, the manufacturing sector decreased by 2.5% as compared to the nine months ended September 30, 2014, primarily due to non-primary manufacturing activity, which decreased by 2.4% offset by an decreased of 2.9% in primary manufacturing activity.

Primary manufacturing. In the nine months ended September 30, 2015, the primary manufacturing sector decreased by 2.9% compared to the same period in 2014, due in part to a decrease in the manufacturing of primary products of precious metals and others non-ferrous metals, sugar refining and petroleum refining products.

Non-primary manufacturing. In the nine months ended September 30, 2015, non-primary manufacturing decreased 2.4%, as compared to the same period in 2014, mainly due to a decrease in the production of capital intermediate and consumer goods.

Construction

The construction sector decreased 7.7% in the nine months ended September 30, 2015 and contributed 5.8% to GDP. This decrease was associated with a decrease in the internal consumption of cement and a decrease in the progress of investment projects.

Electricity, Water and Gas

Electricity. In the nine months ended September 30, 2015, the electricity sub-sector grew 5.8% due to an increase in the production of hydroelectricity.

Water. In the nine months ended September 30, 2015, water grew 4.0% due to the increase in the production volumes of SEDAPAL.

Gas. In the nine months ended September 30, 2015, gas decreased 0.3% due to a lower demand of gas from electricity generating plants and other and industries partially offset by an increase in the distribution of vehicular natural gas.

Services

Wholesale and Retail Trade

In the nine months ended September 30, 2015, wholesale and retail trade increased by 3.9% due primarily to wholesale and retail commerce offset by the maintenance and repair of automobiles.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s GDP that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 4.3% in the nine months ended September 30, 2015, compared to the same period in 2014.

As a result, the “Other Services” sector accounted for 49.2% of GDP in the nine months ended September 30, 2015, an increase of 48.5 percentage points from the same period in 2014.

Public Administration

Based on an audit undertaken of the public sector, the total number of public employees as of December 31, 2015 was 2,0001,012, of which 42.3% are active workers, 44.5% are pensioners and 13.2% are non-personal service workers. Most public employees are placed in regional governments, economy and finance and education ministries.

Privatization and Concessions

In the nine months ended September 30, 2015, concessions reached U.S.$ 258.0 million in projected investments. Significant investment was made in the energy sector for an amount of U.S.$ 79.5 million and also in projects through the Fondo de Inversion de Telecomunicaciones (Telecommunications Investment Fund) for an amount of U.S.$ 178.5 million.

Balance of Payments and Foreign Trade

Balance of Payments

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the nine months ended September 30,
	2014	2015
Current account:
Trade balance:
Exports (FOB)(1)	29,635	24,808
Imports (FOB)(1)	(30,897)	(27,640)

Trade balance	(1,262)	(2,832)
Services, net	(1,309)	(1,291)
Of which:
Net income from tourism(2)	1,078	1,197
Net income from transportation(3)	(1,059)	(1,068)
Financial and investment income, net(4)	(7,276)	(4,826)
Current transfers, net	3,122	2,475
Of which:
Workers’ remittances	1,952	2,003

Current account balance	(6,725)	(6,473)
Capital account:
Foreign direct investment	5,254	5,125
Portfolio investment	(60)	(36)
Other medium and long-term capital(5)	(1,522)	3,266
Of which:
Disbursements to the public sector	2,046	3,749
Other capital, including short-term capital	1,328	(343)

Capital account balance	5,001	8,012
Errors and omissions(6)	1,163	(1,676)

Balance of payments	(561)	(138)
Financing:
Change in gross Central Bank reserves(7)	552	138
Exceptional financing, net	9	0

Total financing	561	138
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(4.5)%	(4.6)%

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

Peru’s current account registered a deficit of U.S.$ 6.47 billion, or 4.6% of GDP, primarily due to a decrease in the trade balance to U.S.$ -2.83 billion, in the nine months ended September 30, 2015, compared to the same period in 2014.

Trade Balance

In the nine months ended September 30, 2015, exports decreased by 16.3% compared to the same period in 2014, primarily due to a lower number of shipments of mining, oil and natural gas products, as well as the contraction in traditional exports to the United States and Japan and non-traditional exports to Brazil. Imports decreased by 10.5% in the nine months ended September 30, 2015, compared to the same period in 2014, principally as a result of imports of capital goods, transportation equipment, inputs and fuel.

In the nine months ended September 30, 2015 and 2014, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$ 13.68 billion during the nine months ended September 30, 2015, representing 55.1% of total exports in such period, and valued at U.S.$ 15.39 billion in the nine months ended September 30, 2014, representing 51.9% of total exports for such period;

•	petroleum and derivative products valued at U.S.$ 1.78 billion during the nine months ended September 30, 2015, representing 7.2% of total exports in such period, and valued at U.S.$ 3.64 billion in the nine months ended September 30, 2014, representing 12.3% of total exports for such period;

•	traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$ 1.13 billion during the nine months ended September 30, 2015, representing 4.6% of total exports in such period, and valued at U.S.$ 1.46 billion in the nine months ended September 30, 2014, representing 4.9% of total exports for such period;

•	non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$ 1.01 million during the nine months ended September 30, 2015, representing 4.1% of total exports in such period, and valued at U.S.$ 1.38 billion in the nine months ended September 30, 2014, representing 4.6% of total exports for such period; and

•	non-traditional agriculture and livestock exports valued at U.S.$ 2.93 billion during the nine months ended September 30, 2015, representing 11.8% of total exports in such period, and valued at U.S.$ 2.92 billion in the nine months ended September 30, 2014, representing 9.9% of total exports for such period.

The following tables provide further information on exports for the periods presented.

Exports

(in millions of U.S. dollars, at current prices)

	For the nine months ended September 30,
	2014	2015
Traditional:
Fishing	1,460	1,130
Agricultural	524	398
Mineral	15,388	13,681
Petroleum and derivatives	3,637	1,782

Total traditional	21,010	16,991
Non-traditional:
Agriculture and livestock	2,921	2,930
Fishing	876	737
Textiles	1,375	1,007
Timbers and papers, and manufactures	313	270
Chemical	1,129	1,037
Non-metallic minerals	485	512
Basic metal industries and jewelry	864	803
Fabricated metal products and machinery	399	355
Other products(1)	119	102

Total non-traditional	8,481	7,753
Other products(2)	145	64

Total exports	29,635	24,808

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the nine months ended S 30,
	2014	2015
Traditional:
Fishing	4.9%	4.6%
Agricultural	1.8%	1.6%
Mineral	51.9%	55.1%
Petroleum and derivatives	12.3%	7.2%

Total traditional	70.9%	68.5%
Non-traditional:
Agriculture and livestock	9.9%	11.8%
Fishing	3.0%	3.0%
Textiles	4.6%	4.1%
Timbers and papers, and manufactures	1.1%	1.1%
Chemical	3.8%	4.2%
Non-metallic minerals	1.6%	2.1%
Basic metal industries and jewelry	2.9%	3.2%
Fabricated metal products and machinery	1.3%	1.4%
Other products(1)	0.4%	0.4%

Total non-traditional	28.6%	31.3%
Other:
Other products(2)	0.5%	0.3%

Total exports	100.0	100.0

(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2014 and 2015, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$ 14.40 billion in the nine months ended September 30, 2014, representing 46.6% of total imports for such period, and valued at U.S.$ 12.07 billion in the nine months ended September 30, 2015, representing 43.7% of total imports for such period;

•	capital goods, such as transportation, building equipment and capital goods for agriculture and manufacturing, valued at U.S.$ 9.84 billion in the nine months ended September 30, 2014, representing 31.8% of total imports for such period, and valued at U.S.$ 8.91 billion in the nine months ended September 30, 2015, representing 32.2% of total imports for such period; and

•	consumer goods valued at U.S.$ 6.51 billion in the nine months ended September 30, 2014, representing 21.1% of total imports for such period, and valued at U.S.$ 6.39 billion in the nine months ended September 30, 2015, representing 23.1% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the nine months ended September 30,
	2014	2015
Consumer goods:
Durable goods	3,106	2,958
Non-durable goods	3,406	3,437

Total consumer goods	6,512	6,394
Intermediate goods:
Petroleum products, lubricants	4,459	2,784
Raw materials for agriculture	1,028	946
Raw materials for manufacturing	8,916	8,340

Total intermediate goods	14,403	12,069
Capital goods:
Construction materials	1,077	1,081
For agriculture	100	119
For manufacturing	6,640	5,797
Transportation equipment	2,019	1,912

Total capital goods	9,835	8,909
Other(1)	147	267

Total imports	30,897	27,640
Memorandum items:
Temporal admission imports(2)	236	260
Imports into free trade zone(3)	149	142

(1)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the nine months ended September 30,
	2014	2015
Consumer goods:
Durable goods	10.1%	10.7%
Non-durable goods	11.0%	12.4%

Total consumer goods	21.1%	23.1%
Intermediate goods:
Petroleum products, lubricants	14.4%	10.1%
Raw materials for agriculture	3.3%	3.4%
Raw materials for manufacturing	28.9%	30.2%

Total intermediate goods	46.6%	43.7%
Capital goods:
Construction materials	3.5%	3.9%
For agriculture	0.3%	0.4%
For manufacturing	21.5%	21.0%
Transportation equipment	6.5%	6.9%

Total capital goods	31.8%	32.2%
Other(1)	0.5%	1.0%

Total import	100.0%	100.0%
Memorandum items:
Temporal admission imports(2)	0.8%%	0.9%
Imports into free trade zone(3)	0.5%	0.5%

(1)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

For the nine months ended September 30, 2015, the capital account balance increased by 60.2%, compared to the same period ended September 30, 2014 to a surplus of U.S.$ 3,011 million, compared to the same period ended September 30, 2014. This increase in the nine months ended September 30, 2015 was due primarily to major levels of other medium- and long-term capital and other capital including short term capital reduced investment in sovereign bonds by non-residents, and a reduction in the balance of bank liabilities abroad, in the context of greater levels of liquidity in dollars and reduced demand for assets denominated in dollars.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the nine months ended September 30,
	2014	2015
United States	15.33%	14.18%
Canada	6.12%	6.64%
Mexico	0.56%	0.76%

Total North America	22.01%	21.58%
Brazil	4.33%	3.44%
Colombia	1.99%	1.91%
Chile	1.67%	2.06%
Venezuela	1.24%	0.53%
Other	6.39%	5.80%

Total Latin America and the Caribbean	15.62%	13.75%
United Kingdom	0.55%	0.80%
Switzerland	6.47%	8.09%
Germany	3.27%	2.68%
Spain	3.38%	3.41%
Other	1.63%	2.05%

Total Europe	15.30%	17.03%
Japan	3.86%	2.95%
China	17.70%	20.61%
Other	2.62%	2.60%

Total Asia	24.18%	26.17%
Africa and others	22.89%	21.48%

Total exports	100.00%	100.00%

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the nine months ended September 30,
	2014	2015
United States	20.85%	20.15%
Canada	4.68%	4.76%
Mexico	0.0%	0.0%

Total North America	25.53%	24.92%
Brazil	4.61%	4.83%
Colombia	2.96%	3.35%
Chile	3.05%	3.14%
Venezuela	0.0%	0.0%
Other	4.44%	2.60%

Total Latin America and the Caribbean	15.06%	13.92%
United Kingdom	0.0%	0.0%
Switzerland	0.0%	0.0%
Germany	3.63%	2.91%
Spain	0.0%	0.0%
Other	0.0%	0.0%

Total Europe	3.63%	2.91%
Japan	2.51%	2.68%
China	20.41%	22.20%
Other	3.20%	3.46%
Total Asia	26.12%	28.33%
Africa and others	29.66%	29.92%

Total imports	100.00%	100.00%

Source: Central Bank.

The Monetary System

Monetary Policy

The inflation rate for the nine months ended September 30, 2015 was 3.9% (the Central Bank’s target annual inflation rate for the period was set between 1.0% and 3.0%). The Central Bank continues to pursue monetary policies aimed at ensuring that actual inflation remains within the target range. The inflation is slowly converging to the target rate set by the Central Bank due to higher nominal depreciation, higher inflation expectations and supply shocks associated with the climate phenomenon called El Niño.

The Central Bank raised the reference rate at 3.5% as of September 30, 2015.

In September 2015, the Central Bank lowered the reserve requirements for financial institutions as of September 2015 to 7.1% and 37.7% on deposits for Soles and U.S. Dollars, respectively.

Liquidity and Credit Aggregates

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2014	2015
Currency in circulation and cash in vaults at banks	14,684	13,826
Commercial bank deposits at the Central Bank	1,639	524

Monetary base	16,323	14,350
Gross international reserves	64,498	61,487
Net international reserves	64,453	61,439

Source: Central Bank.

Net international reserves decreased from approximately U.S.$ 64,4 billion as of September 30, 2014, to approximately U.S.$ 61,4 billion as of September 30, 2015.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

As of September 30, 2015
Monetary aggregates
Currency in circulation	11,575
M1	19,934
M2	44,919
M3	72,365
Credit by sector(1)
Public sector (Net)(2)	(25,433)
Private sector	77,378

Total credit aggregates	51,945
Deposits
Local currency(3)	31,923
Foreign currency(4)	27,333

Total deposits	59,256

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

In the nine months ended September 30, 2015, the non-financial public sector surplus was U.S.$ 2.9 billion, or 2.0% of GDP. In the nine months ended September 30, 2015, the non-financial public sector surplus was U.S.$ 2.9 billion or 2.0% of GDP, lower than in 2014 (U.S. $ 5.1 billion or 3.4% of GDP) due to the decrease in tax revenues driven by the impact of tax measures adopted by the government, and higher government spending.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(in millions of U.S. dollars, at current prices)

	For the nine months ended September 30,
	2014	2015(1)
Primary balance:
Central government	3,372	150
Other entities	1,777	2,733

Primary NFPS	5,149	2,883
Interest payments:
External debt	649	611
Domestic debt	1,056	1,095

Total interest payments	1,705	1,706

Overall NFPS	3,445	1,177
Financing:
External	43	1,555
Domestic	(3,493)	(2,763)
Privatization	5	31

Total financing	(3,445)	(1,177)

(1)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(as a percentage of GDP, at current prices)

	For the nine months ended September 30,
	2014	2015(1)
Primary balance:
Central government	2.2%	0.1%
Other entities	1.2%	1.9%

Primary NFPS	3.4%	2.0%
Interest payments:
External debt	0.4%	0.4%
Domestic debt	0.7%	0.8%

Total interest payments	1.1%	1.2%

Overall NFPS	2.3%	0.8%
Financing:
External	0.0%	1.1%
Domestic	(2.3)%	(1.9)%
Privatization	0.0%	0.0%

Total financing	(2.3)%	(0.8)%

(1)	Preliminary data.

Source: Central Bank.

Central Government

In the nine months ended September 30, 2015, total government revenues were U.S.$ 24.4 billion, or 17.1% of GDP, compared to U.S.$ 29.3 billion, or 19.5% of GDP, in the same period in 2014.

In the nine months ended September 30, 2015, total government expenditures were U.S.$ 24.2 billion, or 17.0% of GDP, compared to U.S.$ 25.9 billion, or 17.1% of GDP, in the same period in 2014.

In the nine months ended September 30, 2015, the primary surplus was U.S.$ 0.2 billion, or 0.1% of GDP, compared to U.S.$ 3.4 billion, or 2.3% of GDP, in the same period in 2014.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts

(in millions of U.S. dollars, at current prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	10,846	8,686
Capital gains tax	0	0
Taxes on goods and services:	14,763	13,527
General Sales Tax	13,407	12,246
Excise taxes	1,356	1,282

Import tariffs	452	427
Other taxes	(603)	(712)

Total tax revenue	25,308	21,359
Non-tax revenue(2)	3,917	2,848

Total current revenue	29,224	24,206
Capital revenue	151	142

Total fiscal revenue	30,128	24,349
Expenditures:
Current non-financial expenditures:
Wages and salaries	6,929	6,550
Goods and services	5,272	5,553
Current transfers	6,929	5,980

Total current non-financial expenditures	19,282	18,084
Capital expenditures:
Fixed investment	3,615	3,133
Other	3,013	2,990
Of which:
Capital transfers	—	—
Total capital expenditures	6,628	6,123

Total expenditures	25,759	24,206
Fiscal balance:
Primary fiscal balance	3,465	142
Interest	(1,657)	(1,566)

Overall fiscal balance	1,958	(1,424)
Financing:
Foreign financing	(151)	1,851
Domestic financing	(1,808)	(570)
Privatization	—	—

Total financing	(1,958)	1,424

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts

(as a percentage of GDP, at current prices)

	For the nine months ended September 30,
	2014(1)	2015(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income Tax	7.2%	6.1%
Capital gains tax	0.0%	0.0%
Taxes on goods and services:	9.8%	9.5%
General Sales Tax	8.9%	8.6%
Excise taxes	0.9%	0.9%
Import tariffs	0.3%	0.3%
Other taxes	(0.4)%	(0.5)%

Total tax revenue	16.8%	15.0%
Non-tax revenue(2)	2.6%	2.0%

Total current revenue	19.5%	17.1%
Capital revenue	0.1%	0.1%

Total fiscal revenue	19.5%	17.1%
Expenditures:
Current non-financial expenditures:
Wages and salaries	4.6%	4.6%
Goods and services	3.6%	3.9%
Current transfers	4.6%	4.2%

Total current non-financial expenditures	12.8%	12.7%
Capital expenditures:
Fixed investment	2.4%	2.2%
Other	2.0%	2.1%
Of which:
Capital transfers	—	—
Total capital expenditures	4.4%	4.3%

Total expenditures	17.1%	17.0%
Fiscal balance:
Primary fiscal balance	2.3%	0.1%
Interest	1.1%	1.1%

Overall fiscal balance	1.3%	(1.0)%
Financing:
Foreign financing	(0.1)%	1.3%
Domestic financing	(1.2)%	(0.4)%
Privatization	0.0%	0.0%

Total financing	(1.3)%	1.0%

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency, among others, with 1.6% of its domestic tax collections, except duties (aranceles) and the Financial Transactions Tax (Impuesto a las Transacciones financieras); with 1.5% of import tariffs; and with 1.4% of all funds managed or collected by SUNAT with respect to contributions to ESSALUD (El Seguro Social de Salud del Perú, the national insurance coverage that provides health services to the working population and their families within ESSALUD facilities and hospitals) and ONP (Oficina de Normalización Previsional, a public office in charge of the administration of pension funds).

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)

(as a percentage of total tax revenue)

	2014(1)	2015(1)
Income Tax
Individual	11.8%	12.2%
Corporate	25.8%	23.2%
Clearing	5.3%	5.1%

Total	43.0%	40.5%
Taxes on goods and services
Value-Added Tax	53.1%	57.5%
Fuel tax	2.2%	2.4%
Other	3.3%	3.7%

Total Excise Tax	5.4%	6.1%

Total taxes on goods and services	58.5%	69.7%
Import tariffs	1.9%	1.9%
Other taxes	8.5%	8.3%
Tax refund	(11.9)%	(14.4)%

Total	100.0%	100.0%

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of September 30, 2015, taking account of swap agreements, 46.8% of public external debt was denominated in soles. As of September 30, 2015, public external debt totaled U.S.$22.4 billion, or 11.5% of GDP, compared to U.S.$20.1 billion, or 9.8% of GDP, as of September 30, 2014.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of September 30,
	2014	2015
Official non-reserves liabilities:
Public sector	20,074	22,422

Total official non-reserves liabilities	20,074	22,422

Total official liabilities	20,074	22,422
Total public sector external debt as % of GDP(1)	9.8%	11.5%
Total public sector external debt as % of total exports(1)	49.4%	64.6%

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

As September 30, 2015
Public sector external debt(1)	22,422
Gross international reserves of the Central Bank	(61,487)

Public sector external debt, net of reserves	(39,065)

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of September 30,
	2014	2015
World Bank:
Disbursements minus principal amortizations	42.8	876.2
Disbursements minus principal, interests and commissions	23.9	853.5
IADB:
Disbursements minus principal amortizations	19.0	(2.6)
Disbursements minus principal, interests and commissions	(14.4)	(37.0)

Source: Ministry of Economy and Finance (Dirección Nacional del Endeudamiento Público, or General Bureau of Public Debt and Treasury).

In March 2015, Peru issued U.S.$545 million in principal amount of its 5.625% U.S. Dollar-Denominated Global Bonds Due 2050 and approved a contingent credit facility with the World Bank for an amount of U.S.$400 million.

In May 2015, Peru approved a contingent credit facility with the IADB for an amount of U.S.$300 million.

In August 2015, Peru issued U.S.$1,250 million in principal amount of its 4.125% U.S. Dollar-Denominated Global Bond Due 2027.

In October 2015, Peru issued €1,100 million principal amount of its 2.750% Euro-Denominated Global Bond Due 2026.

In December 2015, Peru approved a contingent facility with the IADB for an amount of U.S.$300 million.

For the nine months ended September 30, 2015, disbursements included U.S.$1,112.9 million for projects and U.S.$1,795 million to pre-finance 2016.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2014	2015
Official creditors:
Multilateral debt:
IADB	2,201	2,078
World Bank	1,867	2,714
IFAD(2)	30	31
IMF	0	0
OPEC(3)	1	0
CAF	1,760	1,592
Other(4)	8	3

Total multilateral debt	5,687	6,418
Bilateral debt:
Paris Club	553	532
United States (Paris Club)	42	38
Latin America	3	1
East European countries and China	2	0
Japan (Paris Club)	1,774	995
Other countries	0	0

Total bilateral debt	1,774.6	1,565.8
Total official debt	7,461	7,984
Private creditors:
Banking	930	1,147
Suppliers	21	17

Total private sector debt	951	1,164
Bonds:
Brady + Global Bonds	11,661	13,274

Total bonds	11,661	13,274

Total public sector external debt	20,074	22,422

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.
(4)	Includes European Investment Bank (EIB) and Nordic Investment Bank (NIB).

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

As of September 30, 2015
Official creditors:
Multilateral debt:
IADB	9.3%
World Bank	12.1%
IFAD(2)	0.1%
IMF	0.0%
OPEC(3)	0.0%
CAF	7.1%
Other	0.0%

Total multilateral debt	28.6%
Bilateral debt:
Paris Club	2.4%
United States	0.2%
Latin America	0.0%
East Europe countries and China	0.0%
Japan	4.4%
Other countries	0.0%
Total bilateral debt	7.0%

Total official debt	35.6%
Private creditors:
Banking	5.1%
Suppliers	0.1%

Total private sector debt	5.2%
Bonds:
Brady + Global Bonds	59.2%

Total bonds	59.2%

Total public sector external debt	100.0%

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

As of September 30, 2015
Short-term debt	47
Medium- and long-term debt	22,422

Total	22,469
Short-term debt (as a % of total public sector external debt)	0.2%
Medium- and long-term debt (as a % of total public sector external debt)	99.8%

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table provides public sector external debt by currency as of September 30, 2014 and September 30, 2015.

Summary of Public Sector External Debt by Currency(1)(2)

(in millions of U.S. dollars, except for percentages)

	As of September 30, 2014		As of September 30, 2015
	U.S.$	%	U.S.$	%
Currency
U.S. Dollar	17,354	86.5%	20,322	90.6%
Japanese yen	1,258	6.3%	1,073	4.8%
Special Drawing Rights (SDR)(3)	30	0.1%	31	0.1%
Euro	871	4.3%	461	2.1%
Swiss Franc	271	1.4%	275	1.2%
Sol(4)	289	1.4%	260	1.2%

Total	20,074	100.0%	22,422	100.0%

(1)	Exchange rate as of September 30, 2015.
(2)	Includes outstanding Cofide loans not guaranteed by Peru.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to soles.

Source: Ministry of Economy (Dirección General de Crédito Público (Office of Public Credit)).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of September 30, 2014	As of September 30, 2015
Interest payments	707.1	716.9
Amortization	556.7	1,077.9

Total public sector external debt service	1,263.8	1,794.8
As % of total exports(2)	3.6%	5.9%
As % of total exports and workers’ remittances	3.4%	5.6%
As % of GDP	0.8%	1.3%
As % of total fiscal revenue	4.3%	7.4%

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In the nine months ended September 30, 2015, interest payments on public sector external debt were U.S.$ 716.9 million, or 1.3% of GDP. In that same period, Peru paid U.S.$ 48.7 million to international organizations, U.S.$ 17.1 million to Paris Club creditors, U.S.$ 391.4 million to holders of sovereign bonds, U.S.$ 1.1 million to holders of Brady bonds, and U.S.$ 30.4 to other creditors.

Peru issued public sector external bonds in connection with the Brady restructuring. As of September 30, 2015 approximately U.S.$ 53.7 million in principal remained outstanding on the Brady Bonds.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2014	2015
Long-term debt:
Banco de la Nación	820	1,268
Treasury bonds	16,570	17,746
Other	0	0

Total long-term debt	17,391	19,014
Short-term debt	1,234	1,131

Total	18,625	20,145
Total public sector domestic debt, as % of GDP	9.1%	10.4%

Source: Central Bank.

Public Sector Domestic Bonds(1)

(in millions of U.S. Dollars, at current prices)

	As of September 30,
	2014	2015
Central Bank Capitalization bonds	71	286
Financial system support bonds	122	122
Debt exchange bonds	474	362
Pension recognition bonds	2,475	2,121
Sovereign bonds	13,428	14,855
Other bonds	0	0
Total	16,570	17,746

(1)	Excludes intra-government debt issued in the form of bonds.

Source: Central Bank.